SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of May, 2016, the percentage of shares of the Gurtin National Municipal Intermediate Value Fund's (the "Fund") outstanding shares registered to Mauna Kea 2012 Trust and The Pisces Fund fell to 8.1% and 8.1% of the Fund's total outstanding shares, respectively, and thus each no longer controlled the Fund as of that date.

In the month of May, 2016, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of Gurtin California Municipal Intermediate Value Fund's (the "Fund") outstanding shares. Charles Schwab & Co., Inc. owned 29.8% of the Fund and thus controlled the Fund as of that date.

In the month of June, 2016, the percentage of shares of the Gurtin California Municipal Intermediate Value Fund's (the "Fund") outstanding shares registered to Mauna Kea 2012 Trust and The Pisces Fund fell to 0.0% and 0.0% of the Fund's total outstanding shares, respectively, and thus each no longer controlled the Fund as of that date.